UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	News release relating to first quarter financial results for the quarter ending December 31, 2001.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 12, 2002

By ______________________
Name: Donald Longenecker
Title: President and COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
February 12, 2002

ANGIOTECH PHARMACEUTICALS ANNOUNCES RESULTS FOR FIRST QUARTER ENDED DECEMBER 31st, 2001

Vancouver, British Columbia – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSE:ANP) today reported financial results for the first quarter ended December 31st, 2001. Amounts, unless specified otherwise, are in Canadian dollars. At December 31, 2001, the exchange rate was approximately U.S. $1.00 – CDN $1.593. The first quarter of fiscal 2002 continued with the clinical evolution of our drug-coated stent program, underscored by key clinical data reported by both corporate partners, Boston Scientific Corporation and Cook Incorporated. The quarter also saw further progression of the Company's secondary progressive multiple sclerosis (SPMS) and severe psoriasis programs, as well as a key addition to Angiotech's senior management team.

Angiotech started the first quarter in October by proudly bringing home our drug-coated stent technology to Canada, with Boston Scientific's enrollment of the first Canadian patients in the international TAXUS II clinical study. Boston Scientific received approval from Health Canada to conduct the study at six hospitals across the country.

November was a highly anticipated month of clinical results from our drug-coated stent program with news from the American Heart Association's (AHA) Scientific Sessions in Anaheim, California. Cook launched a stream of positive reviews for paclitaxel-coated stents with a reported 3.1% rate of binary restenosis in the highest dose arm of its 192-patient, dose-ranging European ELUTES study. Together with the 4% restenosis rate in the high dose arm of Cook's Asian ASPECT trial reported in September, the results confirmed the reproducible and transferable nature of the drug across different stent platforms. We were encouraged to see that the degree of tissue overgrowth could indeed be "dialed in" since it is critical to have the supporting stent covered and incorporated into the vessel walls, rendering it invisible to the blood flowing by. The ELUTES study data was used in Cook's recent filing for CE mark approval, which will allow Cook to market a paclitaxel-coated coronary stent in Europe.

Also at the AHA meeting, Boston Scientific reported final six-month findings from its 61-patient European TAXUS I clinical trial: zero restenosis and zero thrombosis. The angiographic analysis demonstrated the absence of any deleterious edge effect at either end of the stent. The IVUS results showed that there was an optimal balance of controlled tissue overgrowth, just enough to incorporate the stent into the vessel wall while maintaining it open for healthy blood flow.

Progression in our pharmaceuticals programs was noted in November, when we announced two study extensions, one for each of our severe psoriasis and SPMS clinical studies. Patients in the Pilot Phase 2, severe psoriasis clinical study exhibited a 50 to 75% improvement in disease severity and PAXCEED™ was determined to be safe and well tolerated in the patient group. Up to 13 additional patients may be enrolled in the study extension that may administer intravenous infusions once every 2 weeks. In the following week, we received clearance to extend the Phase 2 SPMS clinical study for another year. Approximately 100 patients will be enrolled in this 1-year, open-label, extended Phase 2 study. The primary objective of the study extension is to assess the safety of PAXCEED™ with and without premedications. Pharmacokinetic analysis is also being assessed to determine the paclitaxel dose levels in the body. To date, there have been no drug-related unexpected and serious adverse events reported in the initial Phase 2 study and results from this study are expected toward the end of February.

In December, Dr. Rui Avelar joined Angiotech as Vice President, Investor Relations and Communications. His knowledge of the healthcare industry coupled with his expertise as a physician makes him the perfect candidate to showcase Angiotech's current and developing products to the healthcare and investment community.

Condensed Financials

Net loss for the first quarter was approximately $3.2 million or $(0.21) per share, as compared to net loss of approximately $2.5 million or $(0.16) per share for the same period in 2000.

Revenue for the current and prior year quarter is a result of the effect of the Company's accounting policy for recognizing license, option and research contract fees in accordance with Staff Accounting Bulletin 101 "*Revenue Recognition in Financial Statements*." As a result of this accounting policy, deferred revenue related to upfront license fees was amortized into revenue in the amount of $422,000 and $173,000 for the quarters ended December 31, 2001 and 2000 respectively.

Research and development expenditures decreased by 21% to approximately $2.7 million during the quarter compared to approximately $3.5 million for the same period in 2000, primarily due to the completion of the enrolment of patients in the Company's phase 2 clinical study for secondary progressive multiple sclerosis during Fiscal 2001. General and administrative expenses for the current quarter increased to $2.5 million compared to $1.0 million from the same period in 2000 as a result of costs associated with the

.../more

addition of personnel, higher personnel costs and professional fees required to support business development and corporate activities.

The reported net loss for the current quarter includes a foreign exchange gain of approximately $1.0 million due to the strengthening of the US dollar during the first quarter. This compares to a foreign exchange loss of $200,000 for the same period in 2000. The effects of the foreign exchange adjusted numbers are the result of the Company holding a significant portion of its cash in US dollars and US dollar-denominated investments. The Company maintains this position in US dollars as the largest part of its future expenditures is expected to be in US dollars.

Interest income from investments for the quarter was approximately $1.3 million compared to $2.6 million in the same period in 2000. This decrease is due to the market decline in yields available on short-term investments.

The Company ended the first quarter with cash resources of approximately $152.2 million. Of that amount, $123.2 million (U.S. $77.4 million) was denominated in U.S. currency.

ANGIOTECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(In thousands of CDN$, except per share data)	Three Months Ended December 31, 2001	2000
		[Restated]
Revenue	$ 422	$ 173
Total revenue	422	173
Research and development expenses	2,727	3,467
General and administration	2,476	1,035
Amortization	755	513
Operating loss	(5,536)	(4,842)
Foreign exchange gain (loss)	1,041	(200)
Investment income	1,284	2,562
Loss for the period	$ (3,211)	$ (2,480)
Loss per common share	$ (0.21)	$ (0.16)
Weighted average common shares outstanding	15,557	15,326

ANGIOTECH PHARMACEUTICALS, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In thousands of CDN$)	December 31, 2001	September 30, 2001
Assets		
Current assets:		
Cash and short-term investments	$ 152,263	$ 156,094
Other current assets	910	691
Total current assets	153,173	156,785
Capital assets, net	1,444	1,429
Medical technologies, net	4,213	4,489
	$ 158,830	$ 162,703
Liabilities and Shareholders' Equity		
Accounts payable and accrued liabilities	$ 3,263	$ 4,173
Deferred revenue	1,180	1,602
Shareholders' equity	154,387	156,928
	$ 158,830	$ 162,703

The complete financial report on Angiotech's 1st Quarter can be accessed at our website at www.angiotech.com. A conference call on Angiotech's Q1 Financials will be held on Tuesday, February 12th, 2002 at 2:00 PM PST (5 PM ET). The call will be webcast on Angiotech's website at www.angiotech.com. A recording of the call will be available until February 19th, 2002 by calling (800) 558-5253 and entering Access Code 20308775.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "will", "estimate", "continue", "anticipates", "intends", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. ***Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.*** *The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments*

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Company Contact: Cindy Yu, Corporate Communications Manager
Phone: (604) 221-7676 Fax: (604) 221-2330 Web: www.angiotech.com Email: info@angio.com